EXHIBIT 12

TD Ameritrade Holding Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

	Fiscal Year Ended September 30,
	2017	2016	2015	2014	2013
Determination of earnings:
Pre-tax income	$1,394	$1,265	$1,288	$1,270	$1,088
Fixed charges	99	78	65	47	52
Less: Capitalized interest	(1)	(1)	—	—	(2)
Undistributed income of equity investee	—	—	—	—	(1)
Earnings (A)	$1,492	$1,342	$1,353	$1,317	$1,137
Fixed charges:
Interest on borrowings (1)	$71	$53	$43	$25	$25
Capitalized interest	1	1	—	—	2
Brokerage interest expense	9	7	6	6	7
Interest portion of rent expense	18	17	16	16	18
Total fixed charges (B)	$99	$78	$65	$47	$52
Ratio of earnings to fixed charges (A) ÷ (B)	15.1	17.2	20.8	28.0	21.9
Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	16.5	18.8	22.8	32.0	25.1

(1) Interest on borrowings includes amortization of capitalized debt issuance costs.
(2) Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.